

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 16, 2007

Mr. Christopher M. Chipman
Chief Financial Officer
Capital Gold Corporation
76 Beaver Street, 26th Floor
New York, NY 10005

> **Re:** **Capital Gold Corporation**
> **Form 10-KSB for Fiscal Year Ended July 31, 2006**
> **Filed November 1, 2006**
> **Response Letter Dated March 15, 2007**
> **File No. 0-13078**

Dear Mr. Chipman:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief